Contact

973-856-2097 (Mobile)

www.linkedin.com/in/johnvincentlee
(LinkedIn)
www.loopielaundry.com
(Company)
vimeo.com/johnvincentlee
(Portfolio)

Top Skills

Community Outreach

Entrepreneurship

Film Production

Honors-Awards

First Place - Pain in the Glass
Business Plan Competition

John Vincent Lee

Founder & CEO at Loopie | Creative Altruist
Seattle, Washington, United States

Summary

I am passionate about building communities. I pursue project ideas until they have been turned into a reality. Everything I do is based on the premise of creating something that can benefit the world we live in, and our experience of it.

I am passionate about creating digital experiences that can change how people interact with one another online, and ventures that benefit multiple parties simultaneously. I also prefer to see the world through a camera when possible and am an avid reader. (Always looking for book suggestions!) Currently working on scaling Loopie, a seed stage peer-to-peer managed marketplace laundry service based in Seattle that we've scaled to Denver, Portland, Austin, Chicago, Washington D.C, Dallas, Atlanta, LA, and San Diego.

Quotes I Live By:
"To know that one life has breathed easier because you have lived this is to have succeeded."

"Do anything and everything that you love to do, and you'll be happy."

"The good you do today may be forgotten tomorrow. Do good anyway."

———

Experience

Loopie
Founder & CEO
December 2017 - Present (5 years 8 months)
Greater Seattle Area

Loopie is on a mission to empower lives and improve the world through our managed marketplace laundry delivery service. At Loopie we've created a tech-enabled service that utilizes the peer-to-peer managed marketplace model to turn depreciating assets (our washers and dryers) into revenue generating machines while also providing a faster, cheaper alternative to existing laundry wash & fold delivery services. Since launching our beta in Seattle in 2018 Loopie has validated our unique model generating over $2.75M+ in early sales, scaling to nine markets and raising over $3.5M+ in early stage and venture capital.

Links:
https://loopielaundry.com/
https://loopielaundry.app
https://www.instagram.com/loopielaundry/
https://www.crunchbase.com/organization/loopie
https://gust.com/companies/loopielaundry
https://www.linkedin.com/company/loopieinc/
https://angel.co/company/loopie

Press:
https://www.king5.com/article/entertainment/television/programs/evening/hate-doing-laundry-theres-an-app-for-that/281-a21402a5-f4de-43f2-b202-37e4bb1bd508
https://www.entrepreneurnews.co.uk/startup/early-uber-investor-jason-calacanis-joins-the-fold-at-loopie-laundry-by-backing-peer-to-peer-startup/
https://freshchalk.com/blog/founders-story-john-lee-of-loopie-laundry
https://www.geekwire.com/2019/loopie-llc/
https://www.thefounderpod.com/founder-episodes/loopie
https://www.builtinseattle.com/2020/01/21/50-seattle-startups-watch-2020
https://medium.com/@lisamillerbrowdy/how-doing-laundry-helped-me-survive-2020-e3dfcf0ca0a5
https://podcasts.apple.com/ca/podcast/solving-the-problem-of-laundry-with-the/id1519862324?i=1000567282108

Seattle Serendipity
Portraitist & Photojournalist
May 2017 - Present (6 years 3 months)
Greater Seattle Area

Since 2017 I have worked hard to document and share hundreds of stories of the Emerald City and Seattleites through spontaneous street portraits.
www.instagram.com/seattleserendipity

Studio Articolore

Co-op artist
November 2016 - May 2017 (7 months)
Walla Walla

Co-op artist at Walla Walla's Studio Articolore.

HowTheOtherHalfLives Gallery
Creator, Page Manager
January 2011 - May 2017 (6 years 5 months)

An online DeviantArt gallery created to represent the homeless, starving, unemployed and anyone less fortunate than ourselves through art, writing and photography. Features include six folders: "Featured", "Photography-portraits", "Children", "Paintings and Drawings", "Awareness Activism", and "Writings, Poetry, Stories" as well as a Quote of the Day journal and a Favorites page. http://howtheotherhalflives.deviantart.com/

VisitorGO
Assistant Product Manager
August 2016 - February 2017 (7 months)
Seattle

In charge of development of wireframes and MVP proposals for a failed Augmented Reality mobile application startup, VisitorGO.

Letsvid360
Founder
June 2015 - January 2017 (1 year 8 months)
Walla Walla

Letsvid360 was a failed video production company specializing in 360 media content. Through creating early stage immersive experiences with a unique blend of cameras, editing software, and stitching techniques Letsvid360 allows viewers to experience videos, places, people, and their stories like never before.

*In order to watch in 360 viewers must use the official youtube app for smartphones and tablets or Google Chrome for laptop and Desktop computers.

John Lee Photography
artist, photographer
September 2010 - 2017 (7 years)
www.johnvleephotography.com

My artistic photography has been featured in the Montclair Art Museums first Affordable Art Fair in 2010, The Montclair Public Library in January 2012, The Parlor Hair Studio from May - October 2012, Marcy's Bar and Lounge from February - April 2013 and has also been featured in The Whitman College Pioneer, the cover of the 2013-2014 Whitman college planner, and the Blue Moon Magazine (2013, 2014). My portfolio of street photography won a regional Gold Key Scholastic Art Award in 2012. In 2015 I produced my first fully digital series, 'Digital Dunes' which was Featured at the Whitman Art's & Craft's Fair in December of 2015. In November, 2016 I became a co-op partner with Studio ArtiColore in downtown Walla Walla. Website: www.johnvleephotography.com Facebook page: http://www.facebook.com/johnvleephotography Archive: http://artiseverywhere410.tumblr.com/archive

Sheehan Art Gallery
Attendant
September 2015 - May 2016 (9 months)
Walla Walla

As a gallery attendant I was responsible for logging new gallery visitors and securing the gallery space at closing time. Other responsibilities included helping set up new exhibits, scanning prints, and occasionally selling artists' work.

Whitman College
3 years 9 months

Harper Joy Theatre Photographer
September 2014 - May 2016 (1 year 9 months)

Responsible for photographing dress rehearsal performances and then adding photos to the theatre's archives.

Student Representative- Budget Advisory Committee
September 2013 - May 2016 (2 years 9 months)
Whitman College

•Giving feedback on budget requests and on the top priorities of the College
•Advising the President on tuition increases, the level of financial aid awarded, compensation, and fringe benefits pools for faculty and staff.
•Focusing on maintaining a balance between keeping tuition affordable and providing the resources needed to continue to strengthen the College's programs and services.

Communications Photographer
September 2012 - May 2016 (3 years 9 months)

Photographing various campus activities ranging from lectures to sporting events. Responsible for sending images via Google Drive to head communications photographer.

Whitman College Pioneer
Videographer
January 2015 - January 2016 (1 year 1 month)

In charge of creating short documentary features, "Mini-Docs" for the Whitman College Pioneer- the weekly newspaper. Featured on the Pioneer's vimeo page and website.

Letsvid
Founder, Designer, Page Manager
October 2012 - June 2015 (2 years 9 months)
Letsvid.com

Responsible for Letsvid brand development, web site traffic growth, daily posts, web site UI and the creation of original content for Letsvid, a failed charitable video network.

"An aspiring charitable social network for now Letsvid will serve as a platform for people to access inspirational, artistic or funny videos for their entertainment and enjoyment through their computers and mobile iOS devices. Letsvid.com: Videos for a happier world."

Friends of the Ice & Iron Rail Trail
volunteer
August 2008 - May 2015 (6 years 10 months)
New Jersey

The goal of the NJNYC Railtrail project is to explore the feasibility of a "rails-with-trails" recreational and commuting bike and pedestrian path from the Bay Street rail station in Montclair approximately 11 miles into Jersey City. Worked as an admin and moderator of the New York- New Jersey Rail Trail Facebook Page: https://www.facebook.com/pages/New-York-New-Jersey-Rail-Trail/361421890300

Recycle for Research
owner
August 2007 - 2012 (5 years)

Selling 100% recycled products and donating profits to charitable causes and organizations.

Education

Whitman College

Montclair High School